October 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Alexandra Barone

Re:         ATN International, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2023

File No. 001-12593

To Whom it May Concern:

On behalf of ATN International, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated August 9, 2023, relating to the above referenced Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Proxy Statement.

Definitive Proxy Statement on Schedule 14A Filed April 27, 2023

Pay Versus Performance Table, Page 57

1.	We note that you have included graphical disclosure showing the relationship between compensation actually paid and Adjusted EBITDA, your Company-Selected Measure. It appears, however, that you have not provided the remaining relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i) - (iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company confirms that it will provide the additional required relationship disclosures in connection with its Pay Versus Performance disclosure in the definitive proxy statement on Schedule 14A to be filed in connection with the Company’s 2024 annual meeting of stockholders (the “2024 Proxy Statement”).

2.	We note the inclusion of charts that show the relationship between compensation actually paid and each of Revenue and High Speed Data Subscribers, although you do not provide quantified disclosure of those performance measures in the pay versus performance table. If you choose to include these additional measures in your relationship discussion, please consider also providing the disclosure about such measures consistent with the disclosure required for the Company-Selected Measures, including a discussion of how the measure is calculated from your audited financial statements. See Regulation S-K Item 402(v)(2)(vi). Please note that while you may voluntarily provide supplemental measures of compensation or financial performance, any such additional disclosure must be clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

Response: The Company acknowledges the Staff’s comment and, if the Company decides to include such supplemental disclosures in the 2024 Proxy Statement, it will (a) provide the disclosure about such measures consistent with the disclosure required for the Company-Selected Measures, including a discussion of how the measure is calculated from its audited financial statements and (b) ensure that such additional disclosure is clearly identified as supplemental, is not misleading, and is not presented with greater prominence than the required disclosure.

3.	Refer to the table on the bottom of page 57 providing calculations pursuant to Regulation S-K Item 402(v)(2)(iii). It is not clear from the column headings which of the relevant calculations are presented. For example, the column "Year End Equity Value" should clearly indicate that it relates to equity awards made during the relevant year, if true. Likewise, a calculation representing a "change in value" should clearly indicate the dates from and to which you are measuring the change. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

Response: The Company notes that this information was provided in footnote (c) to the Pay Versus Performance Table in the Proxy Statement. The Company will include this information in the column headings or via footnote to the Compensation Actually Paid Table to be included in the 2024 Proxy Statement.

4.	We note footnote (g) to your pay versus performance table states that Russell 2000 Index is your peer group for purposes of your total shareholder return comparison. This index appears to be a broad equity market index used for purposes of Regulation S-K Item 201(e)(1)(i) and not the index or issuers used by you for purposes of Regulation S-K Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

Response: In the 2024 Proxy Statement, the Company will present its peer group total shareholder return column and related disclosure using the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies it has selected as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact Mary Mabey, the Company’s General Counsel, at mmabey@atni.com.

Regards,

ATN INTERNATIONAL, INC.

By:	/s/ Michael T. Prior
Name:	Michael T. Prior
Title:	Chief Executive Officer